[redacted]

02022297

STATES
:HANGE COMMISSION
, D.C. 20549

VF 6-5-02

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAY 29 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 154

SEC FILE NUMBER
8-46964
[redacted]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 ALLENS CREEK ROAD BUILDING #1 SUITE 301

(No. and Street)

ROCHESTER, NY 14618

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TODD G. EVERTS, PRESIDENT (585) 442-7560

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANZ R. GRISWOLD, CPA

(Name – *if individual, state last, first, middle name*)

PO BOX 561 DANSVILLE, NY 14437

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, FRANZ R. GRISWOLD, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET FINANCIAL GROUP, INC., as of MARCH 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BETH C. GRISWOLD, Notary Public
State of N.Y. County of Steuben
Commission Expires April 30, ~~19~~ 2006

[signature]
Signature

CERTIFIED PUBLIC ACCOUNTANT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANZ R. GRISWOLD
CERTIFIED PUBLIC ACCOUNTANT

28 CLARA BARTON STREET
P.O. BOX 561
DANSVILLE, NEW YORK 14437
(716) 335-8703
FAX (716) 335-7053

140A METRO PARK
ROCHESTER, NEW YORK 14623
(716) 292-6090

May 23, 2002

President
Wall Street Financial Group, Inc.
95 Allens Creek Road
Building 1 - Suite 301
Rochester, NY 14618

Dear Mr. Everts:

We have audited the accompanying Balance Sheet of Wall Street Financial Group, Inc. as of March 31, 2002, and the related statements of income, stockholders' equity, and cash flow for the year then ended. These financial statements are the responsibility of the management of Wall Street Financial Group, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Financial Group, Inc. as of March 31, 2002, and the results of its operations and its cash flow for the year then ended in conformity with generally accepted accounting principles.

Respectfully submitted,

Franz R. Griswold
Certified Public Accountant

WALL STREET FINANCIAL GROUP, INC.
Balance Sheet
March 31, 2002

ASSETS

Current Assets		
NFSC – House Account	$ (8,181)	
NFSC – MF House Account	(296)	
NASD – CRD Account	358	
Nat'l Finl Sec Dep	75,000	
Investment – Schwab	112	
Citibank	11,797	
Pershing – Riskless	250	
Pershing – Comm Acct	6,353	
Pershing – 12B1 Comm Acct	13	
Pershing – Avail Rev	3,918	
Pershing – Sundry charges	(4,514)	
Pershing – Princ Trade	4,597	
Pershing – Sec Dep	25,000	
NFSC – Money Market 002518	434	
NFSC – Money Market WS1073	87,238	
J. Dean – Allocation	(37)	
NFSC – Riskless	35,082	
NFSC – Money Market – 002801	44,965	
Citibank – Deposit Account	37,959	
Citibank – Ins Money Market	205,266	
Commissions Receivable – 0-30 days	283,201	
Commissions Receivable – over 30 days	1,314	
Other Receivables	52,136	
NASDAQ Warrants	3,300	
Prepaid Taxes	8,179	$ 873,444
Property & Equipment		
Furniture & Fixtures	4,394	
Equipment	46,274	
Less: Accumulated Depreciation	(12,241)	38,427
		$ 911,871

LIABILITIES

Current Liabilities		
Commissions Payable	$ 488,031	
Accounts Payable	159,818	
Accrued Taxes on Income	2,476	$ 650,325

STOCKHOLDERS' EQUITY

Common Stock, No Par Value; Authorized 200 Shares; Issued and Outstanding 110 Shares (Note 3)	$ 16,000	
Additional paid in Capital (Note 4)	168,692	
Retained Earnings (Exhibit B)	76,854	$ 261,546
		$ 911,871

The accountant's audit report and accompanying notes
are an integral part of these financial statements.

Exhibit B

WALL STREET FINANCIAL GROUP, INC.
Statement of Income and Retained Earnings
For the Year Ended March 31, 2002

Income		
Commissions	$ 7,365,880	
Licensing Fees	117,563	
Interest Income	4,483	
Other Income	339,545	$ 7,827,471
Expenses		
Commissions	$ 6,295,990	
Compliance	11,710	
Insurance & Bonding	1,722	
Errors & Omissions	223,034	
Legal & Accounting	135,954	
Printing, Brochures & Catalogs	4,809	
Office Supplies	8,034	
Office Services	612,786	
Advertising	18,194	
Bank Charges	2,429	
Licenses & Taxes	131,612	
Fees	2,827	
Postage & Shipping	34,983	
Computer Expense	85,720	
Travel & Entertainment	105,330	
Education & Training	10,202	
Bad Debts	1,621	
Rent	71,406	
Utilities & Telephone	31,416	
Client Reimbursement	53,386	
Dues & Subscriptions	4,602	
Supplies	2,115	
Repairs & Maintenance	4,485	
Depreciation	6,918	
House Income/Expense	13,627	
Other Expense	9,984	$ 7,884,896
Net Income (Loss) before Income Taxes		$ (57,425)

Income Taxes		
State Income Tax	$ 1,138	
Federal Income Tax	2,805	$ 3,943
Net Income (Loss)		$ (61,368)
Retained Earnings - Beginning		137,224
Retained Earnings Adj. – Prior Period Taxes		998
Retained Earnings - Ending		$ 76,854

The accountant's audit report and accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Statement of Cash Flow
For the Year Ended March 31, 2002

Cash Flow from Operating Activity:		
Net Income (Loss)		$ (61,368)
Adjustments to reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation	$ 6,918	
Changes in Assets & Liabilities		
Increase in Prepaids	(8,179)	
Decrease in Receivables	$ 195,956	
Decrease in Current Liabilities	(135,174)	59,521
Net Cash Provided by Operating Activity		$ (1,847)
Cash Flow from Investing Activities		
Capital Expenditures		(4,519)
Cash Flow from Financing Activities		
Additional paid in Capital (Note 4)		0
Cash Flow from other Activities – Retained Earnings Adj.		998
Rounding		(1)
Net Increase in Cash (Decrease)		$ (5,369)
Cash & Cash Equivalents at Beginning of Year		530,683
Cash & Cash Equivalents at End of Year		$ 525,314
Cash Paid during the Year for: Income Taxes	$ 46,136	

The accountant's audit report and accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Statement of Changes In Stockholders' Equity
for the Year ended March 31, 2002

Stockholders' Equity - April 1, 2001	$ 321,916
Net Income (Loss)	(61,368)
Retained Earnings Adj. – Prior Period Taxes	998
Stockholders' Equity - March 31, 2002	$ 261,546

The accountant's audit report and accompany notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Net Capital Computation
for the Period Ended March 31, 2002

Total Assets			$ 911,871
Less: Total Liabilities			650,325
Net Worth Before Deductions			$ 261,546
Deductions and/or charges to Net Worth			
Total Non-allowable Assets		$ 100,414	
Deferred Tax Provisions		0	100,414
Net Capital Before Haircuts			$ 161,132
Haircuts:	NASDAQ Warrants	$ 3,300	
	2% Citibank – Ins Money Market	4,105	
	2% Schwab Acct	2	
	2% NFSC – Money Market	899	
	2% NFSC – Money Market	1,745	
	2% NFSC – Money Market	9	10,060
Net Capital			$ 151,072

Note: No material differences existed between the accountant's audited capital computation and the broker-dealer's corresponding unaudited capital computation.

The accountant's audit report and accompanying notes are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Reconciliation of Accountant's Audited Capital Computation
to Broker-Dealer's Corresponding Unaudited Capital Computation
for the Period ended March 31, 2002

Unaudited Capital Computation	$ 153,140
Re-classification entry to reconcile balance sheet items	408
Accrued Taxes on Income	(2,476)
Rounding	0
Audited Capital Computation	$ 151,072

The accountant's audit report and accompanying notes
are an integral part of these financial statements.

WALL STREET FINANCIAL GROUP, INC.
Notes to Financial Statements
March 31, 2002

1) Wall Street Financial Group, Inc., a company specializing in financial planning, was incorporated in the State of New York on April 8, 1992.

2) **Property & Equipment**
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the useful lives of the assets.

3) **Common Stock**
During the year ended March 31, 1995, 110 shares of no par value stock were issued in the amount of $16,000. 100 shares were issued to Todd G. Everts on June 21, 1994 and 10 shares were issued to James P. Yockel on August 30, 1994. During the fiscal year ended March 31, 1998, Todd Everts purchased 10 shares from James P. Yockel making Mr. Everts 100% stockholder.

4) **Additional Paid in Capital**
During the year ended March 31, 2002, Todd G. Everts, the majority stockholder in Wall Street Financial Group, Inc., contributed additional paid in capital in the amount of $0.

5) **Management Review**
The small number of administrative and clerical employees in this office creates a weak internal control condition. As a result, the audit and review of the records had to be extensive. As problem areas are uncovered, it is the responsibility of management to correct and monitor them.